Exhibit 21.1
Significant Subsidiaries

Listed below are the significant subsidiaries of the Registrant as of December 31, 2024, and the states or jurisdictions in which they are incorporated or organized. The names of other subsidiaries have been omitted from the list below, since they would not constitute, in the aggregate, a significant subsidiary as of December 31, 2024.

Name of Company	Jurisdiction
Weatherford de Mexico, S. de R.L. de C.V.	Mexico
Weatherford Oil Tool Middle East Limited	British Virgin Islands
Weatherford U.S., L.P.	Louisiana